Exhibit 2.1

ASSET SALE AND PURCHASE AGREEMENT

THIS ASSET SALE AND PURCHASE AGREEMENT (the “Agreement”) is made this 23rd day of February 2007 (the “Effective Date”), by and among ALS, LLC (“ALS”), a Florida limited liability company, Advantage Services Group II, LLC (“ASG II”), a Florida limited liability company, ALSC, LLC (“ALSC”), a Florida limited liability company, ALSC II, LLC (“ALSC II”), a Florida limited liability company, ALSC III, LLC (“ALSC III”), a Florida limited liability company, ALSC IV, LLC (“ALSC IV”), a Florida limited liability company, ASG, LLC, a Florida limited liability company (“ASG” and with ALS, ALSC, ALSC II, ALSC III and ALSC IV, collectively, the “Sellers” and individually each a “Seller”), Joseph Raymond (“JR”), Michael J. O’Donnell (“MO”), Kevin O’Donnell (“KO”) and Michael W. O’Donnell (“MJO” and together with JR, MO and KO, the “Shareholders” and individually, each a “Shareholder”) and ClearPoint Business Resources, Inc., a Delaware Corporation (“Buyer” or the “Company”). Buyer, Sellers and Shareholders shall be collectively referred to as the “Parties”.

EXPLANATORY STATEMENT

A. Sellers operate a services business that provides workforce management services (including without limitation workforce consulting, project management, managed staffing, long term staffing, temporary staffing, human resources outsourcing and permanent placement) (the “Business”). in California, Texas and the southeastern region of the United States.

B. Seller desires to sell, assign, transfer and deliver to Buyer, and Buyer desires to purchase from Seller, certain of the assets of Seller upon the terms and subject to the conditions set forth in this Agreement. The specific assets to be purchased by Buyer are set forth in detail in attached Schedule “1(a)” and Schedule “1(b)”.

NOW, THEREFORE, in consideration of the Explanatory Statement, which shall be deemed a substantive part of this Agreement, and the mutual covenants, promises, agreements, representations and warranties contained in this Agreement, the parties hereto do hereby covenant, promise and agree as follows:

DEFINITIONS

As used in this Agreement, and unless defined elsewhere herein, the following terms shall have the following meanings:

“Adverse Claim” means a lien, security interest, pledge, or charge or other encumbrance of any kind, other than those created in favor of Buyer under this Agreement or the other documents contemplated hereby.

“Affiliate” shall mean, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person.

“Applicable Laws” means all applicable laws, statutes, ordinances, rules, regulations, guidelines and orders of all Governmental Entities.

“Code” means the Internal Revenue Code of 1986, as amended.

“GAAP” means United States generally accepted accounting principles (as expounded by the Financial Accounting Standards Board), consistently applied in relation to Seller’s past practices.

“Governmental Entity” shall mean any court, administrative agency or commission or other foreign, federal, state or local governmental authority or instrumentality.

“Knowledge” means, with respect to the Sellers, actual knowledge of each Shareholder and the knowledge that each Shareholder would be reasonably expected to know in the course of operating and conducting the Business.

“Material Adverse Effect” means a change in the operations, affairs, condition (financial or otherwise), results of operations, assets, Obligations, reserves or any other aspect of the Business that results in a material adverse change in the Business or Purchased Assets.

“Obligation” means any debt, liability or obligation of any nature, whether secured, unsecured, recourse, nonrecourse, liquidated, unliquidated, accrued, absolute, fixed, contingent, ascertained, unascertained, known, unknown or otherwise.

“Ordinary Course” means in the ordinary course of the Business consistent with past practices.

“Permits” shall mean all licenses, permits, certificates, registrations, authorizations and approvals of any Governmental Entity.

“Person” means a natural person, corporation, partnership, sole proprietorship, joint venture, association, joint-stock company, trust, estate, unincorporated organization, government (and any branch or subdivision thereof), Governmental Entity, cooperative or other entity.

“Taxes” shall mean all taxes, charges, fees, levies, penalties or other assessments imposed by any United States federal, state, local or foreign taxing authority, including, but not limited to, income, gross receipts, license, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Sect. 59A), excise, property, sales, use, transfer, franchise, payroll, employment, withholding, severance, social security or other tax of any kind whatsoever, including any interest, penalties or additions attributable thereto, whether disputed or not.

“Tax Return” shall mean any return, declaration, report, claim for refund, information return or other document (including any related or supporting information) required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

1. Agreement to Sell and Purchase Assets. Upon the terms of this Agreement, Seller hereby agrees to sell, deliver, transfer and convey to Buyer and Buyer agrees to purchase and pay for the following assets related to the Business: video equipment, office equipment, including file cabinets, fax machines, printers, computers, and supplies; all furniture and fixtures; marketing materials; and all other assets described on Schedule “1(a)” hereto attached; and client contracts and intellectual property as described on Schedule “1(b)” hereto attached.

(a) The assets described in detail on Schedule “1(a)” and Schedule “1(b)” shall be referred to collectively as the “Purchased Assets”. For the avoidance of doubt, the Purchased Assets includes: (i) all work in process of the Business which is initiated and/or performed from and after February 19, 2007 and all accounts receivables related to such work in process, (ii) all furniture, fixtures, equipment and personal property of the Business, (iii) all leasehold interests in personal property of the Business, (iv) all right, title and interest in and to all contracts and agreements of each Seller, (v) all intellectual property of the Business including, without limitation, corporate names, telephone numbers, domain names, patents, trademarks, service marks, trade names, inventions, proprietary rights, copyright registrations, patent applications, computer programs and databases, (including source and object code), information technology systems and information trade secrets, general intangibles and know-how, (vi) all customer lists and information, all personnel records and all other business records related to the operation of the Business, provided however, that Seller shall maintain the records for a period of time as may be necessary for the Seller to fulfill any requirements under the law related to the records and (vii) all goodwill of the Business.

(b) “Excluded Assets” shall be defined as any and all assets of the Seller that are not included in Purchased Assets. The following assets of any Seller (collectively, the “Excluded Assets”) are not part of the sale and purchase contemplated hereunder, are excluded from the Purchased Assets and shall remain the property of Seller after the Closing:

(i) all cash, cash equivalents and short-term investments;

(ii) all minute books and membership interest records;

(iii) all insurance policies and rights thereunder;

(iv) all contracts not listed in Schedule “1(b)” or Schedule “4(a)(i)”;

(v) all personnel records and other records required by law to retain in its possession but provided Buyer shall be provided copies of all such records at Buyer’s expense;

(vi) all claims for refund of taxes and other governmental charges of whatever nature;

(vii) all rights in connection with and assets of any Benefit Plans;

(viii) all rights of a Seller under this Agreement including but not limited to the Bill of Sale, the Assignment and Assumption Agreement, and the Promissory Note; and

(ix) Seller’s accounts receivable prior to the Effective Date, provided that the Purchased Assets specified in Section 1(a)(i) above shall not constitute Excluded Assets (“Accounts Receivable”).

2. Purchase Price. The purchase price to be paid by Buyer for the Purchased Assets and the Assumed Obligations shall be Twenty Four Million Dollars ($24,000,000) payable in full at Closing (the “Purchase Price”) as set forth in Section 3.

3. Payment of Purchase Price.

(a) At Closing, Buyer shall pay via wire transfer a cash amount of Nineteen Million Dollars ($19,000,000.00) to ALS (on behalf of the Sellers). At Closing, Buyer shall issue a promissory note in the amount of Two Million Five Hundred Thousand Dollars ($2,500,000.00) (“Note”) to ALS (on behalf of the Sellers). Such Note shall accrue interest at a rate of seven percent per annum (7.0%) and be fully due and payable within twenty (20) months following the Closing Date. The principal and interest for the Note shall be made in equal quarterly payments due and payable on the 1st calendar day of the quarter. The full terms and conditions of the Note shall be set forth in Exhibit “A”. Buyer shall issue to ALS (on behalf of the Sellers) on the Closing Date, the number of shares of Buyer common stock (the “Common Stock”), equal to Two Million Five Hundred Thousand Dollars ($2,500,000) divided by the arithmetic average of the closing sales price per share of Common Stock as reported on the NASDAQ market (or the over the counter bulletin board, as the case may be) for the forty five (45) trading days immediately preceding the Closing Date.

(b) Adjustments. At Closing, any sums owed by any Seller to Buyer shall be deducted from the Purchase Price. Any sums owed by Buyer to Sellers shall be payable to Sellers at Closing in the form of a certified or cashier’s check or wire transfer at Closing.

(c) Performance Payments. Seller shall receive additional compensation based on the financial performance of the Company in calendar years 2007 and 2008, hereafter referred to as “Performance Payments”. Set forth in Schedule “3(c)” shall be the integration and financial targets that must be achieved to receive the Performance Payments. The Performance Payment for 2007 shall be equal to One Million Dollars ($1,000,000.00) worth of Common Stock which shall be payable within forty five (45) days from December 31, 2007, if earned. The Performance Payment for 2008 shall be equal to One Million Dollars ($1,000,000.00) worth of Common Stock which shall be payable within forty five days from December 31, 2008. The amount of Common Stock shall be determined by dividing by the arithmetic average of the closing sales price per share of Common Stock as reported on the NASDAQ market for the forty five (45) trading days immediately preceding the payment date.

(d) Acceleration. Upon the happening of i) an assignment of this Agreement by the Buyer to any Person not Affiliated with the Buyer (except for a financing source as security for Buyer financing), or ii) a Change in Control of the Buyer, as hereinafter defined, any monies due with regards to the Performance Payments or the Note shall be immediately due and payable without regards to any financial targets or metrics referred to herein. A “Change in Control” of the Company shall be deemed to have occurred if any of the following occur:

(i) a change in control of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended, as in effect on the date of this Agreement, or if Item 6(c) is no longer in effect, any regulations issued by the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, which serve similar purposes;

(ii) any Person or “group” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), becomes the beneficial owner, directly or indirectly, of thirty-three percent (33%) or more of the combined voting power of Company’s outstanding voting securities;

(iii) any merger, consolidation, reorganization or similar event involving Company or any of its subsidiaries, as a result of which the holders of the voting securities of Company immediately prior to such merger, consolidation, reorganization or similar event do not directly or indirectly hold at least fifty-one percent (51%) of the aggregate voting power of the voting securities of the surviving entity; or

(iv) the individuals who, as of the Effective Date, constitute the Board (as of the date hereof the “Incumbent Board”) cease for any reason to constitute at least two-thirds (2/3) of the Board, or in the case of a merger or consolidation of Company, do not constitute at least two-thirds (2/3) of the board of directors of the surviving company (or in a case where the surviving corporation is controlled, directly or indirectly by another corporation or entity, do not constitute at least two-thirds (2/3) of the board of such controlling corporation or do not have at least two-thirds (2/3) of the voting seats on any body comparable to a board of directors of such controlling entity, or if there is no body comparable to a board of directors, at least two-thirds (2/3) voting control of such controlling entity); provided that any Person becoming a director (or, in the case of a controlling non-corporate entity, obtaining a position comparable to a director) subsequent to the Effective Date hereof whose election, or nomination for election, was approved by a vote of the Persons comprising at least two-thirds (2/3) of the Incumbent Board, shall be, for purposes of this Agreement, considered as though such Person were a member of the Incumbent Board; or

(v) there is a liquidation or dissolution of Company or sale or other transfer of all or substantially all of the assets of Company.

(e) Registration Rights. Buyer and ALS (on behalf of the Sellers) shall execute a Registration Rights Agreement substantially in the form of Exhibit “B” with respect to the shares to be issued pursuant to this Section 3. Such Agreement shall contain a provision restricting the Seller’s sale of the shares for a period not to exceed one year, beginning on the first day following the year for which the Performance Payment is awarded.

(f) Allocation. The Purchase Price shall be allocated in accordance with Exhibit “C”. After the Closing, the parties shall make consistent use of the allocation, fair market value and useful lives specified in Exhibit “C” for all tax purposes and in all filings, declarations and reports with the Internal Revenue Service (“IRS”) in respect thereof, including the reports required to be filed under Section 1060 of the Code, if applicable. Within 60 days of the Closing, Buyer shall prepare and deliver IRS Form 8594 to Seller at Closing to be filed with the IRS. In any proceeding related to the determination of any tax, neither Buyer nor Seller or Shareholders shall contend or represent that such allocation is not a correct allocation.

4. Assumed Contracts, Assumed Obligations and Non-Assumed Obligations.

(a) Except for those specifically listed on Schedule “1(b)”, Schedule “4(a)(i)” and Schedule “4(a)(ii)” (the “Assumed Obligations”) which shall include only the liabilities of the Sellers arising in the Ordinary Course on and after the Closing Date and an amount of liabilities set forth on

Schedule 4(a)(ii) not to exceed $350,000 in the aggregate, Buyer does not hereby and shall not at Closing or at any time thereafter assume any debts, liabilities or Obligations of any Seller, contingent or absolute, direct or indirect, known or unknown, matured or unmatured including, without limitation, notes, bonds, contract claims, judgments or obligations, taxes of any kind to any governmental body, other loans and expenses, all of which shall remain the debts, liabilities, or obligations of any Seller. Sellers shall retain, and shall timely and faithfully pay, perform and discharge all of their Obligations other than the Assumed Obligations.

(b) Buyer hereby agrees to assume the Assumed Obligations from the Sellers. Buyer hereby limits the assumption of liabilities to the Assumed Obligations and Buyer shall not directly or indirectly assume any other liabilities or Obligations of any Seller. Buyer shall execute, for each of the Assumed Obligations, an Assignment and Assumption Agreement substantially in the form of Exhibit “D”.

(c) Should any of the Assumed Obligations or Purchased Assets require the consent of a third party to the assignment and assumption thereof, Buyer, Sellers and Shareholders will use commercially reasonable efforts prior to the Closing Date, and Buyer, Sellers and Shareholders will use best efforts subsequent to the Closing Date, to obtain such consent. Should such consent not be obtained prior to the Closing Date, Buyer further agrees to indemnify and hold harmless the Sellers from any amounts due from Seller to any party arising from the Assumed Obligations, including costs and attorneys fees expended in defending any claim related to the Assumed Obligations incurred after the Closing Date, in accordance with the procedures set forth in Section 11 and the Sellers and Shareholders will provide the benefits of such Purchased Assets to Buyer in a manner that would as nearly as possible reflect the purpose and intent of this Agreement.

5. Sale and Transfer of Assets.

(a) Except as otherwise provided herein, the purchase and sale of the Purchased Assets shall occur at a closing (“Closing”) to be held at a mutually agreeable time and location on or before February 23, 2007 (the “Closing Date”), subject to extension upon the mutual written agreement of the parties.

(b) At Closing and subject to the terms and conditions herein contained, Sellers shall deliver to Buyer the following items: (i) the original client contracts that are listed on Schedule “1(b)” and all files related to such Clients; (ii) Promissory Note to be executed by the Buyer and ALS in substantially the form attached hereto and incorporated by reference herein as Exhibit “A”, (iii) Registration Rights Agreement to be executed by the Buyer and ALS in substantially the form attached hereto and incorporated by reference herein as Exhibit “B”, (iv) Assignment and Assumption Agreement for each of the Assumed Obligations, to be mutually executed, in substantially the form attached hereto and incorporated by reference herein as Exhibit “D”, (v) Bill of Sale in substantially the form attached hereto and incorporated by reference herein as Exhibit “E”, (vi) Certified resolutions of each Seller authorizing this Agreement and the transactions contemplated hereunder as Exhibit “F”, (vii) certificate of incumbency of each Seller and a good standing certificate of each Seller, (viii) Employment agreement or consulting agreement, reasonably satisfactory to Buyer, executed by each Shareholder, (ix) an opinion of counsel for the Sellers and Shareholders, reasonably satisfactory to Buyer, (xi) UCC-3 termination statements authorized to be filed with respect to any Adverse Claims on the Purchased Assets.

(c) At Closing and subject to the terms and conditions herein contained, Buyer shall deliver to Seller the following items: i) the Purchase Price as set forth in Section 3 and ii) an opinion of counsel for the Buyer, reasonably satisfactory to Sellers.

(d) At all times, Sellers shall furnish or cause to be furnished to Buyer all information concerning the Purchased Assets including all financial and operating data concerning the Purchased Assets.

6. Conditions Precedent to Closing. Closing is subject to satisfaction of the following conditions precedent:

(a) Purchased Assets. Sellers shall have maintained the Purchased Assets in good order and repair from the Effective Date until Closing.

(b) Payment of Purchase Price. Buyer shall deliver to ALS (on behalf of the Sellers) payment of the Purchase Price in the manner set forth in Section 3 of this Agreement.

(c) Tax Clearances. Sellers shall provide Buyer with reasonable assurance that each Seller’s accounts with the IRS and the State of Florida Department of Revenue, if applicable, are current.

7. Representations and Warranties of Seller. As an inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, each Seller, jointly and severally, hereby represents and warrants to Buyer, as of the Effective Date, as follows:

(a) Organization and Qualification; Due Authorization. Each Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Florida. Each Seller is duly qualified and in good standing to do business in Florida and all other jurisdictions in which the location of the Purchased Assets or the operation of the Business makes such qualification necessary, except where the failure to be in good standing or qualified, whether singly or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. Each Seller has the power (limited liability company power or otherwise) and authority to execute and deliver this Agreement and the other documents contemplated hereby to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other documents contemplated hereby to which each Seller is a party and the performance and consummation of the transactions contemplated hereby and thereby by each Seller have been duly authorized by all necessary company actions on the part of each Seller. Such actions are attached hereto as Exhibit “F”. Upon execution and delivery by each Seller and each Shareholder of this Agreement and the other documents contemplated hereby to which each Seller and each Shareholder is a party and, subject to the due authorization, execution and delivery of such agreements by the other parties thereto, each of this Agreement and the other documents contemplated hereby will constitute valid and binding obligations of each Seller and each Shareholder enforceable against each Seller and each Shareholder in accordance with each document’s respective terms. Except for the trade names identified on Schedule “7(a)(i)”, no Seller has conducted business under any name other than its company name. The authorized and issued equity interests of each Seller is set forth in Schedule “7(a)(ii)”.

(b) No Violation; Consents and Approvals. Neither the execution and delivery by a Seller of this Agreement or the other documents contemplated hereby to which it is a party nor the consummation of the transactions contemplated hereby or thereby nor compliance by it with any of the provisions hereof or thereof: (a) conflict with or result in a violation of (i) the organizational documents of a Seller or (ii) any judgment, order, writ, injunction, decree, statute, law, ordinance, rule or regulation binding upon a Seller in connection with the Business in any material respect, or (b) except as set forth in Schedule 7(b) hereto, (A) require consent under, violate, conflict with, or result in a breach of any of the terms of, or constitute a default under, or give rise to any right of termination, modification, cancellation or acceleration, or result in the creation or imposition of any Adverse Claim on the Purchased Assets under, any note, bond, mortgage, indenture, deed of trust, contract (including without limitation, the contracts constituting Purchased Assets) other than customer contracts, commitment, arrangement, license, agreement, lease or other instrument or obligation to which a Seller is a party or by which a Seller may be bound or to which any of the Purchased Assets may be subject or affected, other than which would not constitute Material Adverse Effect, (B) require any Permit with any Governmental Entity, other than which would not constitute a Material Adverse Effect or (C) to the Sellers’ Knowledge, require consent under, violate, conflict with, or result in a breach of any of the terms of, or constitute a default under, or give rise to any right of termination, modification, cancellation or acceleration, or result in the creation or imposition of any Adverse Claim on the Purchased Assets under any customer contract to which a Seller is a party or by which a Seller may be bound or to which any of the Purchased Assets may be subject or affected, other than which would not constitute Material Adverse Effect.

(c) Financial Statements; Undisclosed Liabilities.

(i) Sellers have delivered to Buyer consolidated financial statements of the Sellers as follows: (i) audited financial statements (including balance sheet, statements of income, changes in members’ equity, statement of cash flows and notes thereto) for the fiscal years ended December 31, 2004 and December 31, 2005, (ii) the unaudited financial statements (including balance sheet, statements of income, changes in members’ equity and statement of cash flows) for the fiscal year ended December 31, 2006 and (iii) an unaudited balance sheet as at January 31, 2007 (All items in (i), (ii) and (iii) collectively, are referred to as the “Financial Statements”).

(ii) Except as set forth on Schedule “7(c)(ii)” the Financial Statements were prepared in accordance with the historical accounting practices of Sellers consistently applied in accordance with GAAP and fairly present in all material respects the financial condition, sales and operating income of the Business as of and for the periods indicated, subject to normal and recurring year-end audit adjustments which would not, individually or in the aggregate, be material to the Sellers and the absence of GAAP footnotes in the unaudited Financial Statements.

(iii) As of the Closing Date, except as set forth in Schedule “7(c)(iii)”, the Seller does not have any Obligation that would be required to be set forth on a balance sheet of the Sellers under GAAP, except: (i) Obligations reflected or reserved for in the Financial Statements, or (ii) Obligations incurred in the Ordinary Course since December 31, 2006.

(d) Absence of Certain Changes or Events. Except as set forth on Schedule “7(d)” hereto, since December 31, 2006 the Business has been conducted only in the Ordinary Course.

(e) Title of Assets; Leased Personal Property.

(i) Sellers are the sole owners of the Purchased Assets. Except as set forth on Schedule “7(e)(i)” Sellers have good and valid title to all the Purchased Assets, free and clear of all Adverse Claims, and at the Closing will convey good and valid title to all of such Purchased Assets to Buyer, free and clear of all Adverse Claims.

(ii) Schedule “4(a)(i)” hereto sets forth a list of each lease agreement to which Seller is a party relating to any item of Equipment which (i) entails payments of not less than $10,000 per annum or (ii) is otherwise material to the Business (“Equipment Leases”). Sellers have made available to Buyer copies of each Equipment Lease in their possession, including all amendments and exhibits thereto. Sellers have not received any written notice of any event of default under any of the Equipment Leases. All personal property leased pursuant to the Equipment Leases is in all material respects in the condition required of such property by the terms of the Equipment Lease applicable thereto.

(f) Customers of the Business.

(i) Schedule “7(f)(i)” hereto sets forth a list of the top ten customers of the Business for calendar years 2004, 2005 and 2006 and the corresponding annual revenues allocated to each such customer for such calendar years.

(ii) Except as set forth on Schedule “7(f)(ii)” none of such customers to which 5% or more of the revenues of the Business are attributable has provided written or oral notice to a Seller that it intends to discontinue or materially curtail its business with a Seller.

(g) Litigation. Except as set forth in Schedule “7(g)” hereto, there is no claim, action, lawsuit, or proceeding pending, nor, to the Sellers’ Knowledge, threatened against or affecting a Seller relating to the Purchased Assets, the Business or the transactions contemplated by this Agreement or the other documents contemplated hereby, at law, in equity or otherwise, in, before, or by any Governmental Entity. No Seller is in default under any judgment, order or decree of any Governmental Entity applicable to the Business or the Purchased Assets.

(h) Contracts. Each of the contracts which constitutes a Purchased Asset (an “Assumed Contract”) is valid, binding and in full force and effect, enforceable by each Seller in accordance with its material terms, and there has not been any cancellation or, to the Knowledge of the Sellers, threatened cancellation of any such Assumed Contract, nor any pending or, to the Knowledge of the Sellers, threatened material disputes thereunder. Except as set forth in Schedule “7(h)” hereto, each Seller has paid all payments and sums due and payable under each applicable Assumed Contracts to which it is a party and has materially performed its obligations required to be performed by it to date under such Assumed Contracts and has not received notice of any breach or default of Sellers’ thereunder and, to the Knowledge of the Sellers, no other party to any of the Assumed Contracts is (with the lapse of time or the giving of notice will be) in breach or default thereunder. Sellers have provided Buyer with substantially complete copies of or has made available for inspection each material written Assumed Contract (including all amendments or modifications in Seller’s possession).

(i) Taxes. Except as set forth on Schedule “7(i)”, there are no Adverse Claims for Taxes upon any of the Purchased Assets and there are no audits or other proceedings or investigations by any Governmental Entity, or of any position taken on a Tax Return of any Seller, which could reasonably be expected to give rise to a Adverse Claims upon any of the Purchased Assets. All Tax

Returns relating to the Business required to be filed by each Seller have been filed with the appropriate Governmental Entities in all jurisdictions in which such Tax Returns are required to be filed, and such Tax Returns are accurate; all Taxes relating to the Business prior to the Closing whether or not shown on a Tax Return have or will be fully paid.

(j) Compliance With Laws, Permits, Licenses, etc. Each Seller is in material compliance with all Applicable Laws in connection with the Business. No written communication, whether from a Governmental Entity, citizens group, employee or otherwise, has been received by a Seller and, to the Knowledge of the Sellers, investigation or review is pending or threatened by any Governmental Entity with respect to (i) any alleged violation by a Seller of any Permit, law, ordinance, regulation, requirement or order of any Governmental Entity (including, without limitation, any applicable health, sanitation, fire, safety, zoning or building permit law, ordinance, regulation, requirement or order) relating to the operations conducted by a Seller in connection with the Business or (ii) any alleged failure to have all Permits required in connection with the operations conducted by a Seller in connection with the Business. Each Seller holds all Permits necessary to operate or conduct the Business except where the non-validity or non-effectiveness of the same could not reasonably be expected to have a Material Adverse Effect.

(k) Brokers. No Person is or will become entitled to receive any brokerage or finder’s fee, financial advisory fee or other similar payment in connection with the transactions contemplated by this Agreement by virtue of having been engaged by or acted on behalf of any Seller.

(l) Employees and Employee Benefit Plans and Arrangements.

(i) Set forth on Schedule “7(k)(i)” hereto is a list of all employees of the Sellers and the Business as of the date hereof and their respective (i) positions, (ii) salary and wages, (iii) benefits, (iv) accrued vacation leave and sick leave days, and (v) tenure with Sellers used by Sellers in determining the vesting status under any 401(k) or similar plan of Sellers.

(ii) Set forth on Schedule “7(k)(ii)” hereto is a list of each employment, severance, retention or similar agreement or contract as of the date hereof, individually or collectively, with employees of a Seller or the Business (collectively, the “Employment Agreements”). No unions or other collective bargaining units have been certified or recognized by the Business as representing any of its employees. None of the employees of the Business participate or during the past six years has participated with the Seller in any “multiemployer” plan (within the meaning of Section 3(37) of ERISA, whether or not governed by the provisions of said Act).

(iii) Each Seller has furnished or made available to Buyer copies of all pension, profit-sharing, bonus, incentive, welfare, severance, stock option, stock award or phantom stock plan, retiree medical or other employee benefit plan (whether or not governed by ERISA) maintained, sponsored or contributed to by a Seller or any of its Affiliates (or to which any of them have an obligation to contribute) which benefit any employee or former employee of the Business (such plans and related trusts, insurance, and annuity contracts, funding media (e.g., trusts, custody arrangements, group insurance contracts, bank or brokerage accounts used to hold monies under benefit plans until distribution to the participants), and related agreements and arrangements hereinafter referred to, collectively, as the “Benefit Plans”), all of which Benefit Plans (other than those plans or arrangements required by law) are listed on Schedule “7(k)(iii)”. Each Seller has furnished or made available to Buyer copies of all material documents relating to the Benefit Plans, as reasonably requested by Buyer, including, without limitation, any annual reports, actuarial reports and financial statements with respect to such Benefit Plans for all periods in the last two years.

(iv) All Benefit Plans in which the employees of the Business participate materially comply with all Applicable Laws. All required employer contributions, premiums, and Taxes under or with respect to the Benefit Plans due to be made or paid as of the date hereof have been made, and the respective fund or funds established under the Benefit Plans are funded in accordance with all Applicable Laws.

(m) Real Estate. Except for as set forth Schedule “7(l)”, no Seller owns or leases any real estate.

(n) Insurance. Schedule “7(m)” hereto contains (a) a list of the currently effective insurance policies of each Seller with respect to the Business or Purchased Assets, and (b) a description of the claims experience relating to the Business and the Purchased Assets since December 31, 2004 under all policies of insurance and any self-insurance programs, whether or not now in force, in the name of or to the benefit of a Seller, including but not limited to a description of all settled and outstanding claims thereunder. Each Seller maintains and have maintained the amount and kind of collateral required by its insurers or any law or regulation for any Seller’s self insurance programs, including without limitation, any self insured workers compensation insurance.

(o) Investment Matters. All of the shares of Common Stock to be issued to ALS under this Agreement is being acquired by Sellers for the Sellers’ own account and for investment purposes only and not with a view to, or for sale in connection with, any resale or distribution of such shares of Common Stock. The Sellers have had access to and has reviewed the Buyer’s public securities filings available on www.sec.gov. Sellers have had the opportunity to ask questions and receive answers from Buyer concerning Buyer, and has been furnished with all other information about Buyer that has been requested. Each Seller is an “accredited” investor as defined in Rule 501(a) of the Securities Act of 1933, as amended. Each Seller has sufficient knowledge and experience in business and financial matters to evaluate the merits and risks of an investment in the Common Stock. Each Seller understands that such shares are not registered (under federal securities laws or state securities laws) and appropriate legends will be affixed the share certificates in that regard. Each Seller also understands that such shares can not be sold unless there is an exemption from such registration.

(p) Representations True and Correct. No representation or warranty of a Seller contained herein or in any other document furnished pursuant to this Agreement, upon which the Buyer detrimentally relied, contains any untrue statement of a material fact.

8. Representations and Warranties of Buyer. Buyer hereby represents and warrants to Seller that:

(a) Organization And Good Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with full corporate power and authority to conduct its business as it is now conducted.

(b) Valid and Binding. This Agreement is, and the other documents and instruments required hereby will be, when executed and delivered by Buyer, the valid and binding obligation of the Buyer enforceable against Buyer in accordance with their respective terms. Upon the execution and delivery by Buyer of each other agreement to be executed or delivered by Buyer at Closing (collectively, the “Buyer’s Closing Documents”), each of the Buyer’s Closing Documents will constitute the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its respective terms. Buyer has the absolute and unrestricted right, power and authority to execute and deliver this Agreement and the Buyer’s Closing Documents and to perform its obligations under this Agreement and the Buyer’s Closing Documents, and such action has been duly authorized by all necessary corporate action.

(c) Third Party Interference. To the knowledge of the Buyer, neither the execution and delivery of this Agreement by Buyer nor the consummation or performance of any of the transactions contemplated by this Agreement by Buyer will give any Person the right to prevent, delay or otherwise interfere with any of the transactions contemplated by this Agreement pursuant to:

(i) any provision of Buyer’s governing documents;

(ii) any resolution adopted by the board of directors or the shareholders of Buyer;

(iii) any legal requirement or order to which Buyer may be subject; or

(iv) any contract to which Buyer is a party or by which Buyer may be bound.

(d) Consents and Approvals. No authorization, consent, approval or other order of, or declaration to or filing with any governmental agency or body is required for the valid authorization, execution, delivery and performance by Buyer of this Agreement.

(e) No Violation of Other Agreements. To the knowledge of the Buyer, this Agreement and the transactions contemplated by this Agreement do not conflict with, violate or result in a breach of the terms, conditions or provisions of or constitute a default under any law, order, rule, regulation, judgment, order, decree, agreement, document or instrument to which Buyer is a party or by which Buyer is bound or which are otherwise applicable to Buyer.

(f) Brokers’ and Finders’ Fees. Neither Buyer nor any of its representatives have incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with the transactions contemplated by this Agreement.

(g) Certain Proceedings. There is no pending proceeding that has been commenced against Buyer and that challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated by this Agreement. To Buyer’s knowledge, no such proceeding has been threatened.

(h) Capitalization. As of February 13, 2007, the authorized common stock of Buyer consists of 60,000,000 shares of common stock, with a par value of $.0001 per share, of which 12,771,549 shares are issued and outstanding as of the Effective Date.

(i) Validity of Shares. The Shares to be issued to ALS pursuant to Section 3 will, when issued in accordance with the provisions hereof, be duly authorized, validly issued, fully paid and non-assessable.

(j) Representations True and Correct. No representation or warranty of Buyer contained herein or in any other document furnished pursuant to this Agreement, upon which the Seller detrimentally relied, contains any untrue statement of a material fact.

9. Default.

(a) Seller’s Default. In the event of the failure of a Seller to fulfill or satisfy its obligations hereunder, Buyer may, at its option, terminate this Agreement, in which case Buyer shall be entitled to pursue any remedies at law or in equity that Buyer may have, including, but not limited to the right to seek specific performance of Seller’s obligations hereunder.

(b) Buyer’s Default. The parties hereto agree that upon the failure of Buyer to fulfill or satisfy its obligations hereunder, Seller shall be entitled to pursue any available remedies at law or in equity.

10. Post Closing Matters.

(a) Further Assurances. After Closing, all of the parties hereto agree, without further consideration, to execute and deliver to the other all such additional or confirmatory instruments and documents as may be reasonably requested to evidence or perfect the sale, assignment, transfer and conveyance to Buyer of the Purchased Assets.

(b) Employees.

(i) Subsequent to the Closing Date, former employees of Seller shall be permitted by Buyer to work on matters relating to the Buyer for a reasonable period of time; provided such matters shall be limited to winding down the Sellers’ operations, satisfying the Obligations of the Sellers not assumed by Buyer and collecting accounts receivable which do not constitute Purchased Assets, and the executive assistants of the Shareholders may spend up to twenty five percent of their time working on matters as to be reasonably determined and directed by the Shareholders in the Ordinary Course. Such employees shall collect such accounts receivable only in the Ordinary Course.

(ii) It is the intention of the Buyer, and the Sellers hereby acknowledge and agree with such position, that any employees of the Seller that Buyer hires will be new employees of the Buyer as of the Closing Date or the date of hire, whichever is later. Such new employees shall be entitled only to such compensation and employee benefits as are agreed to by such employees and Buyer, or as otherwise approved by Buyer in its sole discretion. Seller shall be responsible for all pre-Closing obligations to Sellers employees, regardless of whether such employees become employees of Buyer or not.

(iii) Existing Employee Benefit Plans. Buyer shall have no obligation after the Closing to continue any pension plans or work benefit plans or Benefit Plans currently offered by Sellers to its employees. The Buyer agrees to use its commercially reasonable efforts to maintain Sellers’ existing health benefit programs provided to Sellers’ employees, unless such health benefits continuation by Buyer is prohibited by law or jeopardizes Buyer’s existing qualified benefit programs.

11. Indemnification.

(a) Seller hereby agree to indemnify and hold harmless Buyer against any claim, loss, cost, damage or expense which it may suffer or incur, including court costs and attorneys’ fees, arising out of: (i) any breach of the representations, warranties, covenants and agreements contained herein; and/or (ii) the ownership, operation or use of the Purchased Assets prior to the date of Closing.

(b) Buyer hereby agrees to indemnify and hold harmless Seller against any claim, loss, cost, damage or expense which it or she may suffer or incur, including court costs and attorneys’ fees, arising out of: (i) any breach of the representations, warranties, covenants and agreements contained herein; and/or (ii) the ownership, operation or use of the Purchased Assets from and after the date of Closing.

(c) Procedure for Indemnification.

(i) Promptly after receipt by an indemnified party of notice of the commencement of any proceeding against it by a third party, such indemnified party will, if a claim is to be made against any indemnifying party with respect to such action, give notice to the indemnifying party of the commencement of such claim, but the failure to notify the indemnifying party will not relieve the indemnifying party of any liability that it may have to any indemnified party, except to the extent that the indemnifying party demonstrates that the defense of such action is prejudiced by the indemnifying party’s failure to give such notice.

(ii) The indemnifying party will be entitled to participate in such proceeding and, to the extent that it wishes to assume the defense of such proceeding with counsel reasonably satisfactory to the indemnified party and, after notice from the indemnifying party to the indemnified party of its election to assume the defense of such proceeding, the indemnifying party will not, as long as it diligently conducts such defense, be liable to the indemnified party for any fees of other counsel or any other expenses with respect to the defense of such proceeding subsequently incurred by the indemnified party in connection with the defense of such proceeding. In connection with any indemnification, the indemnified party will cooperate with all reasonable requests of the indemnifying party, and will be reimbursed all of its reasonable out-of-pocket expenses incurred in such cooperation.

A claim for indemnification for any matter not involving a third-party claim may be asserted by prompt written notice to the party from whom indemnification is sought, subject to any limitations contained in this Section 11.

(d) Claims Against Note, Common Stock or Performance Payment. (i) Buyer, may but shall not be obligated to, deduct the amount of any indemnified claim or loss from the Note, Common Stock or Performance Payment; provided that such indemnified claim or loss is determined to be valid, and if so, an amount is determined for such claim or loss as set forth in subsection (ii) below.

(ii) The indemnifying party shall have 15 days to object to any notice of claim or loss made by an indemnified party. If the indemnifying party objects to such notice of claim or loss or fails to respond in such time period, the indemnified party may submit such claim or loss to a mediator for a determination of validity and if determined valid, an amount or potential. The parties agree that Robert

F. Higgins, Esq. shall be appointed as mediator (and if Mr. Higgins is unavailable the parties shall appoint another mediator who is a member of the Florida Circuit-Civil Mediation Society). Such mediator shall make a determination of (x) validity of such claim or loss and (y) amount or potential amount of such claim or loss within 30 days of being given notice or such claim or loss. If such mediator determines such claim or to be valid, the mediator shall determine the amount or potential amount of such claim or loss. If the claim or loss is determined valid then the determined amount or potential amount of the claim shall be placed in an escrow account with an escrow agent mutually agreeable to the parties until such time as the parties jointly agree in writing, or a final non appealable disposition of a court is obtained, as to the disbursement of the escrow funds. The parties covenant that they will participate, in good faith, in the mediation, and that they will share equally in the costs and expenses thereof (which shall not include the costs or expenses incurred by a party for legal representation in connection with the mediation). The parties hereby acknowledge and agree that any and all agreements reached during the course of mediation shall be binding upon both parties. The provisions of this section may be enforced by any court of competent jurisdiction, and the party seeking enforcement shall be entitled to an award of all costs, fees and expenses, including attorneys’ fees, to be paid by the party against whom enforcement is ordered.

(e) Deductible. No indemnification shall be required to be made by any Seller under this Section 11 in respect of any losses until the aggregate amount exceeds Twenty Five Thousand Dollars ($25,000.00), and provided further that if the aggregate amount of losses exceeds such amount, indemnification shall be made only with respect to the aggregate amount of losses which exceeds such amount.

(f) Cap. The Seller shall not have any liability under this Section 11 on account of any losses, for any amount, whether individually or in the aggregate, in excess of an amount equal to fifty percent (50%) of the Purchase Price.

(g) Sole Remedy. Except for under Section 15(c) of this Agreement, the Buyer agrees and acknowledges that upon and following the Closing, the remedies provided in this Section 11 shall be the sole and exclusive remedy available to the Buyer hereto for any claim or cause of action arising out of, in connection with or under this Agreement or the transactions contemplated herein. In no event shall a Seller be responsible to any third party claimant by virtue of this Agreement, and this Agreement shall not be construed as creating any rights, as to indemnification or otherwise, for any Person not a party to this Agreement.

12. Confidentiality. Prior to Closing, each party has or will furnish to the other parties certain confidential information (the “Confidential Information”). Buyer, Sellers and Shareholders agree that, except as required by law or disclosure to attorneys, accountants or other special advisors, neither Sellers nor Buyer nor Shareholders will, from and after Closing, disclose any Confidential Information relating to any other party, in this Agreement, and the terms of this Agreement, to any Person, firm, corporation, or other entity, nor shall Buyer nor any Seller nor any Shareholder make use of any such Confidential Information for its own purpose or for the benefit of any Person, firm, corporation, or other entities.

13. Survival. The representations and warranties contained in this Agreement shall survive for a period of eighteen (18) months from and after Closing.

14. Miscellaneous.

(a) Entire Subject Matter. This Agreement contains the entire understanding of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, either oral or written. This Agreement may not be amended, except by a writing signed by each of the parties hereto.

(b) Assignment. Buyer shall have the right to assign this Agreement without the consent of the other, subject to the provisions of Section 3(c) hereof. Sellers acknowledge and agree that (i) simultaneously with the Closing, Buyer shall assign its rights hereunder to its indirect subsidiary, ClearPoint Advantage, LLC and (ii) such entity shall receive the Purchased Assets under the Bill of Sale and assume the Assumed Obligations under the Assumption and Assignment Agreement. Buyer shall continue to indemnify Sellers for such Assumed Obligations pursuant to Section 4(c) of this Agreement.

(c) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto, their heirs, successors, personal representatives and permitted assigns.

(d) Governing Law/Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, without regard to principles of conflict of laws. Venue for any action arising in a dispute under this Agreement shall be in a court of competent jurisdiction sitting in Orange County, Florida.

(e) Notices. All notices or other communications required or permitted hereunder shall be sufficiently given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid, to the parties at their respective addresses listed below: (i) if to a Seller or a Shareholder, at 220 Lucien Way, Suite 201, Maitland, FL 32751, with a mandatory copy to J. Gregory Humphries, Esq., Shutts & Bowen, LLP, 300 South Orange Ave., Orlando, FL 32801 (ii) if to Buyer, at ClearPoint Business Resources, Inc, 1600 Manor Drive, Suite 110, Chalfont, PA 18914 with a mandatory copy to Alan L. Zeiger, Esq., Blank Rome, LLP, One Logan Square, Philadelphia, PA 19103 to such other addresses as any party hereto may hereafter give notice of to the other as provided in this sub-section.

(f) Fees and Expenses. Each of the parties hereto shall pay the fees and expenses of its counsel, accountants and other representatives in connection with the negotiation of this Agreement and the consummation of the transactions contemplated hereby.

(g) Time of Essence. Time is of the essence for this Agreement.

(h) Sales Tax. Buyer shall pay the applicable all sales tax due as a result of the furniture and equipment sold hereunder to Buyer.

(i) Headings. The headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

(j) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and which together shall constitute one and the same instrument.

15. Covenant Not to Compete and/or Solicit.

(a) Noncompetition Covenant. Until three (3) years after the Closing Date (the “Restricted Period”) no Seller or Shareholder will, directly or indirectly (whether as an owner, manager, employee, lender, investor, guarantor, surety, consultant, independent contractor, advisor or other capacity), engage in the Restricted Business within 100 miles of any offices where the Restricted Business is being conducted. “Restricted Business” means (i) the Business as currently conducted by Seller (at or before the Closing) and as may be conducted by Buyer or as part of an Affiliate of Buyer (at or after the Closing) and (ii) the business of Buyer and/or its Affiliates to the extent any Shareholder had significant and material participation in such business in such Shareholder’s role as an employee or consultant of Buyer and/or its Affiliates.

(b) Nonsolicitation Covenant. During the Restricted Period, each Seller and each Shareholder will not, directly or indirectly (whether as an owner, manager, consultant, independent contractor, advisor or other capacity), solicit, hire or assist any Person who is or during such period becomes a customer, supplier, payer, employee of, or a consultant to, the Buyer (and Buyer’s Affiliates), in any manner which interferes with such Person’s relationship with the Buyer and its Affiliates, or in an effort to obtain any such Person as a customer, supplier, payer, employee of, or a consultant to, any Person that conducts a business competitive with the Restricted Business.

(c) Enforcement of Covenants. The parties hereto declare that it is impossible to measure in money the damages that will accrue to Buyer in the event that a Seller or Shareholder breaches any of the covenants set forth in this Section 15 (“Restrictive Covenants”). In the event that a Seller or Shareholder breaches any such Restrictive Covenant, Buyer shall be entitled to an injunction, a restraining order or such other equitable relief, including, but not limited to, specific performance (without the requirement to post bond), restraining such Seller or such Shareholder from violating such Restrictive Covenant. Each Seller and each Shareholder hereby waives the claim or defense that Buyer has an adequate remedy at law and agrees not to assert in any such action or proceeding the claim or defense that Buyer has an adequate remedy at law. The parties hereby agree that the Restricted Period shall be extended, with respect to a Seller or a Shareholder by any period during which a Seller or a Shareholder is found to be in violation of, or to have violated, these Restrictive Covenants.

(d) Acknowledgements. Buyer is acquiring the Business (including its goodwill, customers and customer contracts) and paying the Purchase Price in anticipation of operating and expanding the Business. Each Seller and each Shareholder is aware of Buyer’s intentions and acknowledge that Buyer has stated that the Purchase Price Buyer is willing to pay would be substantially less without the Restrictive Covenants. Each Seller and each Shareholder acknowledge that the Restrictive Covenants are reasonable and necessary to protect the Buyer’s legitimate business interests.

(e) Scope. If any portion of any Restrictive Covenant or its application is construed to be invalid, illegal or unenforceable, then the remaining portions and their application shall not be affected thereby, and shall be enforceable without regard thereto. If any of the Restrictive Covenants is ever disputed or determined to be unenforceable because of its scope, duration, geographical area or other similar factor, then the court or other trier of fact making such determination shall modify, reduce or limit such scope, duration, area or other factor, and enforce such Restrictive Covenant to the extent it believes is lawful and appropriate. Further, these Restrictive Covenants shall be null and void should Buyer materially breach its obligations under this Agreement or any document executed as part of the transaction contemplated thereby.

16. Use of Name. Sellers and/or Shareholders shall not use or maintain the name “Advantage Services Group” or “ASG” (or any similar name or derivative thereof) in conducting any business activity after the Closing Date except until the first anniversary of the Closing Date and, during such time period, only in furtherance of winding down Sellers operations. Sellers and/or Shareholders shall not conduct any business related to the Business or which might create confusion with the operations and activities of Buyer in the Business after Closing. Sellers and Shareholders authorize Buyer to file and shall, if requested, assist Buyer in filing the amendment to change any corporate name of Sellers which violates this Section 16 or this Agreement.

17. SEC Compliance. Sellers shall use commercially reasonable efforts to assist Buyer with respect to Buyer’s completion of any audit procedures necessary for Buyer to comply with its Securities and Exchange Commission filings required to be made in connection with the signing of this Agreement and the Closing, including causing Sellers’ accountants and auditors to cooperate with Buyer (including without limitation, (i) restating Sellers’ audited financials for the years ended December 31, 2004 and December 31, 2005 and (ii) finalizing Sellers’ audited financials for the year ended December 31, 2006); provided that completion of such audit procedures and filings shall be at Buyer’s sole cost and expense, and any fees or charges from Sellers’ accountants and auditors incurred in accordance with this Section 17 shall be paid by Buyer. Sellers acknowledge that Buyer anticipates being required to file with the Securities and Exchange Commission at least two (2) prior years of audited Sellers’ financial statements within sixty (60) days of the Closing Date and agree to reasonably cooperate with Buyer to enable Buyer to meet the anticipated filing obligations.

18. Account Receivable. From and after the Closing, the parties agree that Buyer shall collect the all the accounts receivable of the Business of Sellers and Buyer, including the accounts receivable which are Excluded Assets. As to any amount collected by Buyer on accounts receivables that constitute Excluded Assets, Buyer shall pay such amounts to ALS within one business day of the receipt of such amount.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Asset Sale And Purchase Agreement as of the day and year first above written.

WITNESS:	BUYER:

CLEARPOINT BUSINESS RESOURCES, INC.,
a Delaware corporation

	By:	/s/ Christopher Ferguson
Christopher Ferguson, President

SELLERS:

ALS, LLC, a Florida limited liability company

	By:	/s/ Michael J. O’Donnell
	Name:	Michael J. O’Donnell
	Title:	CEO/Manager

ADVANTAGE SERVICES GROUP II, LLC, a Florida limited liability company

	By:	/s/ Michael J. O’Donnell
	Name:	Michael J. O’Donnell
	Title:	CEO/Manager

ALSC, LLC, a Florida limited liability company

	By:	/s/ Michael J. O’Donnell
	Name:	Michael J. O’Donnell
	Title:	CEO/Manager

ALSC II, LLC, a Florida limited liability company

	By:	/s/ Michael J. O’Donnell
	Name:	Michael J. O’Donnell
	Title:	CEO/Manager

ALSC III, LLC, a Florida limited liability company

By:	/s/ Michael J. O’Donnell
Name:	Michael J. O’Donnell
Title:	CEO/Manager

ALSC IV, LLC, a Florida limited liability company

By:	/s/ Michael J. O’Donnell
Name:	Michael J. O’Donnell
Title:	CEO/Manager

ASG, LLC, a Florida limited liability company

By:	/s/ Michael J. O’Donnell
Name:	Michael J. O’Donnell
Title:	CEO/Manager

SHAREHOLDERS:

/s/ JOSEPH RAYMOND
JOSEPH RAYMOND

/s/ MICHAEL J. O’DONNELL
MICHAEL J. O’DONNELL

/s/ KEVIN O’DONNELL
KEVIN O’DONNELL

/s/ MICHAEL W. O’DONNELL
MICHAEL W. O’DONNELL